UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________to_________
Commission file number: 001-16751

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ELEVANCE HEALTH 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Elevance Health, Inc.
220 Virginia Avenue
Indianapolis, IN 46204

REQUIRED INFORMATION
The Elevance Health 401(k) Plan (formerly known as the Anthem 401(k) Plan) (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule presented herein have been prepared in accordance with the financial reporting requirements of ERISA.

ELEVANCE HEALTH 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2022 and 2021 and for the
Year Ended December 31, 2022
With Report of Independent Registered Public Accounting Firm

ELEVANCE HEALTH 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2022 and 2021 and for the
Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Elevance Health 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Elevance Health 401(k) Plan (formerly known as the Anthem 401(k) Plan) (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since at least 2002, but we are unable to determine the specific year.
Indianapolis, Indiana
June 22, 2023

Elevance Health 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2022	2021
Assets
Investments at fair value	$9,275,758,446	$10,930,053,702
Receivables:
Notes receivable from participants	181,743,621	173,060,972
Contributions receivable from employer	11,041,437	1,387,294
Net assets available for benefits	$9,468,543,504	$11,104,501,968
See accompanying notes.

Elevance Health 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2022

Additions to net assets attributable to:
Contributions:
Participants	$506,889,299
Rollovers	85,346,075
Employer	282,439,064
Total contributions	874,674,438

Interest and dividends	37,586,227
Interest income on notes receivable from participants	8,511,859

Total additions	920,772,524

Deductions from net assets attributable to:
Net depreciation in fair value of investments	1,695,795,506
Benefit payments and withdrawals	854,657,118
Administrative fees	6,278,364

Total deductions	2,556,730,988

Decrease in net assets	(1,635,958,464)

Net assets available for benefits:
Beginning of year	11,104,501,968

End of year	$9,468,543,504
See accompanying notes.

Elevance Health 401(k) Plan
Notes to Financial Statements
December 31, 2022
1. Description of the Plan
The following description of the Elevance Health 401(k) Plan (formerly known as the Anthem 401(k) Plan) (the “Plan”) provides only general information. More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
General
The Plan is a defined contribution plan which was established to provide savings opportunities for eligible employees of Elevance Health, Inc. (formerly known as Anthem, Inc.) (“Elevance Health”) and certain of its subsidiaries (the “Participating Employers”). Employees of the Participating Employers are generally eligible to participate 30 days after their date of hire. The Plan Sponsor is ATH Holding Company, LLC, a wholly owned subsidiary of Elevance Health. Fidelity Management Trust Company is the trustee of the Plan and Fidelity Workplace Services LLC is the recordkeeper of the Plan (collectively, "Fidelity"). The Plan document was most recently restated effective January 1, 2022 and thereafter was amended three times during 2022, including to change the name of the Plan from the Anthem 401(k) Plan to the Elevance Health 401(k) Plan, effective June 28, 2022, in connection with the change in the name of Anthem, Inc., to Elevance Health, Inc.

Participant Accounts
Individual accounts are maintained by the Plan for each eligible employee who participates in the Plan. Each participant’s account is credited with the participant’s contributions, rollover contributions, allocations of the Plan Sponsor’s contributions, and an allocation of investment earnings or losses, reduced by participant withdrawals and certain administrative fees. The investment of participant accounts is participant-directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Contributions
Participants may make voluntary contributions of 1% to 80% of eligible compensation, as defined in the Plan document, subject to limitations imposed by applicable Internal Revenue Service (“IRS”) regulations. Participants may make pretax contributions to a traditional 401(k) account, after-tax contributions to a Roth 401(k) account or a combination of the two through automatic payroll deduction. Participants are automatically enrolled in the Plan at an initial pretax deferral rate of 6%, with an annual automatic increase of the rate of 1%, up to 15% of compensation, unless the participant directs otherwise.
The Plan Sponsor provides a matching contribution of 100% of the first 4% of the participant's eligible compensation contributed in participant pretax or Roth contributions, then 50% of the next 2% of the participant's eligible compensation contributed, for a total potential Plan Sponsor matching contribution of 5%. The Plan Sponsor matching contribution is contributed as a pretax contribution. The Plan permits additional discretionary contributions to be made, but no such discretionary contributions were made during the 2022 plan year.
Participants who attain age 50 by the end of the plan year may elect to contribute additional "catch up" contributions to their account beyond the regular annual IRS limit, in accordance with applicable laws and the Plan's terms. Catch-up contributions are eligible for matching contributions.

Elevance Health 401(k) Plan
Notes to Financial Statements (continued)
Rollover Contributions
The Plan may accept rollover contributions. Rollover contributions represent distributions received from other qualified retirement plans, as defined in IRC section 401(a)(31)(E), including any such distributions contributed via a "conduit" individual retirement account. Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.
Vesting
Participants have a vested interest in the Plan Sponsor match after completing a two-year period of service. Nonvested account balances of terminated employees are forfeited (subject to reinstatement upon reemployment required by applicable law and the Plan's terms).
Investments
Participants direct their elective contributions and employer matching contributions into various investment options offered by the Plan, including target date funds, several mutual and collective investment trust funds and the Elevance Health Stock Fund, which are subject to change from time to time by the Plan's investment fiduciary. The Plan also provides access to a self-directed brokerage window. The Plan’s qualified default investment alternative (the applicable target date fund based on the year the participant attains age 65) applies to any amounts for which a participant has not made an affirmative investment election.
Benefit Payments and Withdrawals
A participant may make a withdrawal of voluntary after-tax contributions made to a traditional 401(k) account prior to January 1, 2012, or take a qualified distribution of Roth 401(k) contributions, as defined by the IRS, at any time. Additionally, after attaining age 59½, a participant may withdraw participant and Plan Sponsor matching contributions for any reason.
An active participant in the Plan may make an in-service hardship withdrawal of amounts held in the participant’s account attributable to the participant’s contributions, rollovers, pre-2006 employer match, and income allocated to the contributions account. The in-service hardship withdrawal must be necessary to satisfy an immediate and heavy financial need of the participant due to one of six causes specified by the Plan.
Upon termination of employment, the participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is $1,000 or less, the account is paid in a lump-sum payment. If the vested account value is $1,000 or more, but less than $5,000, the account will be rolled over into an IRA unless the participant elects otherwise. If the vested account value is $5,000 or more, the account will remain in the Plan unless the participant elects otherwise. The participant may elect to have the entire portion, if any, of the account held in the Elevance Health Stock Fund paid in whole shares of Elevance Health common stock, with fractional shares and any uninvested funds paid in cash. Distribution of participant accounts must commence by the year following the later of retirement or attainment of age 72. Upon death, payments are made to the participant’s beneficiary in the form of a lump-sum payment or in installments.
Notes Receivable from Participants

Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000, less the highest outstanding loan balance during the preceding year. A participant may not have more than two loans outstanding at any one time and must wait 30 days from when a loan is paid off before requesting a new loan. Repayment of loans shall not exceed five years, except for loans used to acquire the participant’s principal residence. Each loan bears interest in accordance with the Plan's loan policy and applicable regulations. Repayments are made by payroll deduction or remitted directly to Fidelity.

Elevance Health 401(k) Plan
Notes to Financial Statements (continued)
Administrative Expenses
Certain expenses of maintaining the Plan are paid by the Plan. The Plan Sponsor may bear certain costs associated with administering the Plan; these costs are not included in the accompanying financial statements and constitute exempt party-in-interest transactions. Certain transaction fees, such as those related to loan processing, are paid from individual participant accounts. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.
Forfeitures
Forfeited nonvested account balances and unclaimed distributions totaled $631,082 and $3,833,652 as of December 31, 2022 and 2021, respectively. Forfeitures can be used to reduce future employer contributions or to pay certain administrative expenses. During 2022, forfeitures of $8,965,689 were used to offset employer contributions and forfeitures of $801,910 were used to pay administrative expenses.
Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the terms of ERISA. In the event the Plan is terminated, each participant’s account shall be non-forfeitable with respect to both the participant’s and the Plan Sponsor’s contributions, and the net assets are to be set aside for the payment of withdrawals to the participants. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily, for any length of time.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States (“GAAP”). Accordingly, contributions to the Plan and interest and dividend income are recognized as earned, and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit payments and withdrawals are recognized when paid.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis and interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes realized gains and losses on investments that were both purchased and sold during the period as well as unrealized appreciation or depreciation of the investments held at year end.
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant accounts and the statement of changes in net assets available for benefits.

Elevance Health 401(k) Plan
Notes to Financial Statements (continued)
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021.
3. Employee Stock Ownership Plan ("ESOP")
The Elevance Health Stock Fund is a unitized fund that invests in Elevance Health, Inc. common stock, which means participants do not actually own shares of Elevance Health, Inc. common stock but rather own an interest in the unitized fund. A portion of the fund may also be invested in short-term reserves to accommodate daily transactions. Investment in the Elevance Health Stock Fund is limited to no more than 20% of a participant's total balance.
The portion of the Plan invested in the Elevance Health Stock Fund is designated as an ESOP. Elevance Health common stock is purchased by the ESOP using participant directed contributions. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.
Put Option
In accordance with IRS regulations, Elevance Health, Inc. stock that ceases to be readily tradable on an established market includes a put option for any participant who is otherwise entitled to a total distribution from the Plan. The put option is the right to require that the Plan Sponsor repurchase the Elevance Health, Inc. stock credited to the participant’s account under a fair valuation formula. The distribution may be paid with interest over a period of not more than five years.
Dividends Paid on Elevance Health Stock
Any cash dividends paid to the participant’s account will be reinvested in the Elevance Health Stock Fund unless the participant elects to receive the dividend in cash paid directly to the participant. Participants may change their election to receive dividends in cash or to reinvest dividends at least quarterly.
4. Fair Value Measurements
Investments recorded at fair value in the statements of net assets available for benefits are categorized based on the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by the Financial Accounting Standards Board ("FASB") guidance for fair value measurements and disclosures, are as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.
Mutual funds: Valued at quoted market prices, which represent net asset value ("NAV") of shares held by the Plan at year end.
Elevance Health, Inc. common stock: Valued at the closing price on the New York Stock Exchange on the last business day of the Plan year.
Self-directed brokerage accounts: Valued at quoted market prices of the investments held in the brokerage account. Equity securities held in the brokerage account are valued at quoted market prices reported on the active market on which the individual securities are traded on the last business day of the Plan year. Mutual funds are valued at quoted market prices, which represent the NAV of shares held in the brokerage account at year end.

Elevance Health 401(k) Plan
Notes to Financial Statements (continued)
Collective investment trusts (CITs): Valued using the NAV per share as reported by the fund managers. NAV is based on the fair value of the underlying investments within the portfolio. NAV is used as a practical expedient to estimate fair value. The target retirement CITs provide an appropriate asset mix for a participant given the participant’s age and retirement year. The institutional index and other CITs seek to replicate the performance of certain prominent benchmark indexes. There are no restrictions on redemptions from the CITs and no unfunded commitments.
A summary of the Plan's financial assets carried at fair value on a recurring basis is as follows:

December 31, 2022	Total	Level I	Level II	Level III
Mutual funds	$413,545,025	$413,545,025	$—	$—
Elevance Health, Inc. common stock	661,915,399	661,915,399	—	—
Self-directed brokerage accounts	106,077,911	106,077,911	—	—
Investments measured at fair value	1,181,538,335	$1,181,538,335	$—	$—
Collective investment trusts *	8,094,220,111
Total investments at fair value	$9,275,758,446

December 31, 2021	Total	Level I	Level II	Level III
Mutual funds	$875,638,853	$875,638,853	$—	$—
Elevance Health, Inc. common stock	628,739,331	628,739,331	—	—
Self-directed brokerage accounts	109,109,838	109,109,838	—	—
Investments measured at fair value	1,613,488,022	$1,613,488,022	$—	$—
Collective investment trusts *	9,316,565,680
Total investments at fair value	$10,930,053,702
* In accordance with FASB guidance, the collective investment trusts have not been classified in the fair value hierarchy as they are measured at fair value using NAV as a practical expedient. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item in the statements of net assets available for benefits.
5. Exempt Related Party and Party-In-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain administrative functions are performed by officers and employees of the Plan Sponsor or affiliates of the Plan Sponsor. No such officer or employee is compensated from the Plan.
During 2022, the Plan reimbursed the Plan Sponsor $15,900 for administrative expenses. This reimbursement is included in Administrative fees in the statement of changes in net assets available for benefits.
Transactions in shares of Elevance Health common stock qualify as exempt party-in-interest transactions under the provisions of ERISA. As of December 31, 2022, the Plan owned approximately 1,290,359 shares of Elevance Health common stock with a fair value of $661,915,399. During 2022, the Plan had net sales of Elevance Health common stock totaling $31,553,937.
As described in Note 1 above, Fidelity Management Trust Company is a directed trustee of the Plan and Fidelity Workplace Services LLC serves as the recordkeeper to maintain the individual accounts of each Plan participant. Certain Plan investments include funds that are managed by affiliates of Fidelity, which constituted party-in-interest transactions.
Notes receivable from participants also reflect exempt party-in-interest transactions.

Elevance Health 401(k) Plan
Notes to Financial Statements (continued)
6. Income Tax Status
The Plan has received a determination letter from the IRS dated October 24, 2017, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Reconciliation to Form 5500
Reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2022 and 2021, is as follows:

	2022	2021
Net assets available for benefits per the financial statements	$9,468,543,504	$11,104,501,968
Deemed distributions of participant loans	(637,942)	(639,746)
Net assets available for benefits per the Form 5500	$9,467,905,562	$11,103,862,222

Reconciliation of the increase in net assets available for benefits per the financial statements to the net income (loss) per the Form 5500 for the year ended December 31, 2022 is as follows:

2022
Decrease in net assets prior to transfers per the financial statements	$(1,635,958,464)
Deemed distributions activity	1,804
Net income (loss) per the Form 5500	$(1,635,956,660)
8. Subsequent Events
The Plan Sponsor has evaluated the impact of subsequent events through June 22, 2023, the date the financial statements were available to be issued. No subsequent events have been recognized or required additional disclosure in the financial statements.

Elevance Health 401(k) Plan
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
EIN #11-3713086 Plan #003
December 31, 2022

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par or maturity value	Current value

	The Vanguard Group Mutual Funds
		Explorer Fund Admiral Shares	328,985,742
		Cash Reserves Federal Money Market Fund Admiral Shares	1,102,915
			$330,088,657
	The Vanguard Group Collective Investment Trusts
		Institutional 500 Index Trust	1,318,620,350
		Retirement Savings Trust II	727,462,335
		Institutional Total Bond Market Index Trust	661,733,004
		Institutional Total International Stock Market Index Trust	394,857,084
		Institutional Extended Market Index Trust	393,799,751
		Target Retirement Income Trust	157,027,869
		Target Retirement 2020 Trust	171,665,531
		Target Retirement 2025 Trust	510,431,594
		Target Retirement 2030 Trust	375,188,147
		Target Retirement 2035 Trust	632,529,811
		Target Retirement 2040 Trust	357,881,347
		Target Retirement 2045 Trust	478,815,796
		Target Retirement 2050 Trust	278,556,763
		Target Retirement 2055 Trust	155,579,179
		Target Retirement 2060 Trust	53,970,050
		Target Retirement 2065 Trust	10,106,544
		Target Retirement 2070 Trust	639,644
			$6,678,864,799
	Other Mutual Funds
		Westwood SmallCap Fund; Ultra Shares	65,410,011
		DoubleLine Flexible Income Fund Class I	10,844,706
*		Fidelity Investments Money Market Government Portfolio	7,201,651
			$83,456,368
	Other Collective Investment Trusts
		T. Rowe Price Large-Cap Growth Trust	527,642,579
		MFS Large Cap Value CIT Class 5	454,906,149
		MFS International Equity Fund Class 3A	284,979,258
		State Street Real Asset Fund Class C	82,541,414
		Prudential Core Plus Bond Fund Class 5	65,285,912
			$1,415,355,312

*	Elevance Health, Inc. common stock		661,915,399

**	Self-directed brokerage accounts		106,077,911

*	Notes receivable from participants	Interest rates range from 3.25% to 10.5%, maturing at various dates through 2047	181,105,679

			$9,456,864,125
* Party-in-interest.
** Certain investments in the self-directed brokerage accounts are issued by a party-in-interest
Note: As all investments are participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee of ATH Holding Company, LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
         ELEVANCE HEALTH 401(k) PLAN

By:	/s/ Ronald W. Penczek
Ronald W. Penczek
Member, Retirement Committee of ATH Holding Company, LLC

Date: June 22, 2023

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm